AMERICAN BRIVISION (HOLDING) CORPORATION

44370 Old Warm Springs Blvd.

Fremont, CA 94538

December 22, 2020

VIA EDGAR

Ada Sarmento

Division of Corporation Finance

Office of Life Sciences

U.S. Securities and Exchange Commission

Re:	American BriVision (Holding) Corporation
Registration Statement on Form S-1
Filed December 15, 2020
File No. 333-250899

Dear Ms. Sarmento:

Pursuant to Rule 461 under the Securities Act of 1933, as amended, American BriVision (Holding) Corporation hereby respectfully requests acceleration of effectiveness of the above referenced Registration Statement so that it will become effective at 2:30 p.m. Eastern Time on Wednesday, December 23, 2020, or as soon as thereafter practicable.

Please note that we acknowledge the following:

•	should the Securities and Exchange Commission (the “Commission”) or the staff (the “Staff”), acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;
•	the action of the Commission or the Staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the Company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and
•	the Company may not assert Staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

We thank the Staff for your review of the foregoing. If you have any further concerns, we ask that you forward them by electronic mail to our counsel, Louis Taubman at ltaubman@htflawyers.com or by telephone at (917) 512-0827.

/s/ Howard Doong
Howard Doong CEO

cc:	Louis Taubman
Hunter Taubman Fischer& Li LLC